

Press Release

DENVER, CO – October 30, 2017   Contact: Chris Van Ens
Phone: 720.348.7762

UDR ANNOUNCES THIRD QUARTER 2017 RESULTS

UDR (the "Company") Third Quarter 2017 Highlights:

- Net income per share was $0.06, Funds from Operations ("FFO") per share was $0.46, FFO as Adjusted ("FFOA") per share was $0.47, and Adjusted Funds from Operations ("AFFO") per share was $0.43.
- Net income attributable to common stockholders was $15.3 million as compared to $26.0 million in the prior year period. The decrease was primarily due to lower gains on the sale of unconsolidated real estate.
- Year-over-year same-store ("SS") revenue, expense and net operating income ("NOI") growth for the quarter were 3.3 percent, 3.9 percent and 3.0 percent, respectively.
- Developer Capital Program transactions completed during and subsequent to quarter end, included:
    - During the quarter, invested $12.9 million in 1200 Broadway, a 313-home development located in Nashville, TN.
    - During the quarter, sold 8th & Republican, a 211-home community located in Seattle for $101.3 million.
    - Subsequent to quarter end, purchased Steele Creek, a 218-home community located in Denver, CO for $141.5 million. The Company's upside participation totaled $14.9 million as part of the transaction.
    - Subsequent to quarter end, entered into a contract for the sale of Katella Grand I, a 399-home community located in Anaheim, CA for $148.0 million.
- Incurred $2.2 million in casualty-related charges, primarily due to hurricane damages in the Company's Florida markets, all of which was added back to FFOA per share.
- Revised full-year 2017 earnings and same-store growth guidance:
    - Reduced Net income per share guidance by $0.035 at the midpoint, to $0.29 to $0.31.
    - Reduced FFO per share guidance range by $0.01 at the midpoint, to $1.83 to $1.85.
    - Increased FFOA and AFFO per share guidance ranges by $0.01 at the midpoints, to $1.86 to $1.88 and $1.71 to $1.73, respectively.
    - Increased SS revenue growth guidance range to 3.50 to 3.90 percent (+7.5 bps at the midpoint).
    - Increased SS expense growth guidance range to 3.10 to 3.60 percent (+35.0 bps at the midpoint).
    - Increased SS NOI growth guidance range to 3.60 to 4.20 percent (+2.5 bps at the midpoint).

	Q3 2017	Q3 2016	YTD 2017	YTD 2016
Net income per common share, diluted	**$0.06**	**$0.10**	**$0.18**	**$0.20**
Conversion from GAAP share count	(0.005)	(0.009)	(0.017)	(0.019)
Net gain on the sale of depreciable real estate owned	(0.008)	(0.039)	(0.051)	(0.068)
Real estate depreciation and amortization	0.411	0.398	1.225	1.192
Noncontrolling interests and preferred dividends	0.008	0.012	0.025	0.028
FFO per common share and unit, diluted	**$0.46**	**$0.46**	**$1.37**	**$1.33**
Acquisition-related costs/(fees)	0.001	0.000	0.001	0.000
Cost/(benefit) associated with debt extinguishment, other	-	0.006	0.020	0.006
Long-term incentive plan transition costs	-	0.001	-	0.002
Net gain on the sale of non-depreciable real estate owned	-	-	(0.005)	(0.006)
Legal claims, net of tax	-	(0.002)	-	(0.002)
Net loss on sale of unconsolidated land	-	0.003	-	0.003
Casualty-related (recoveries)/charges, including JVs, net	0.007	(0.015)	0.010	(0.006)
FFO as Adjusted per common share and unit, diluted	**$0.47**	**$0.45**	**$1.39**	**$1.33**
Recurring capital expenditures	(0.043)	(0.045)	(0.102)	(0.106)
AFFO per common share and unit, diluted	**$0.43**	**$0.41**	**$1.29**	**$1.22**

A reconciliation of FFO, FFOA and AFFO to GAAP Net income attributable to common stockholders can be found on Attachment 2 of the Company's third quarter Supplemental Financial Information.

Operations

In the third quarter, total revenue increased by $7.8 million or 3.2 percent, to $251.1 million. This increase was primarily attributable to growth in revenue from same-store communities and stabilized, non-mature communities.

In the third quarter, same-store NOI increased 3.0 percent year-over-year and was driven by same-store revenue growth of 3.3 percent and a 3.9 percent increase in same-store expenses. Weighted average same-store physical occupancy was flat year-over-year at 96.7 percent. The third quarter annualized rate of turnover was 62.6 percent, representing a 140 basis point decrease year-over-year.

Summary of Same-Store Results Third Quarter 2017 versus Third Quarter 2016

Region	Revenue Growth	Expense Growth/ (Decline)	NOI Growth/ (Decline)	% of Same-Store Portfolio[1]	Same-Store Occupancy[2]	Number of Same-Store Homes[3]
West	4.1%	9.7%	2.3%	40.4%	96.4%	11,961
Mid-Atlantic	2.1%	(2.0)%	4.0%	25.4%	97.0%	10,480
Northeast	2.6%	11.3%	(1.1)%	16.8%	97.2%	3,493
Southeast	4.1%	(7.4)%	9.7%	13.3%	96.8%	7,683
Southwest	3.5%	8.6%	0.2%	4.1%	96.2%	2,923
Total	**3.3%**	**3.9%**	**3.0%**	**100.0%**	**96.7%**	**36,540**

[1] Based on Q3 2017 NOI.
[2] Weighted average same-store physical occupancy for the quarter.
[3] During the third quarter, 36,540 apartment homes were classified as same-store. The Company defines QTD SS Communities as those communities stabilized for five full consecutive quarters. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.

Sequential same-store NOI decreased by 0.6 percent in the third quarter of 2017 on same-store revenue growth of 0.8 percent and 4.2 percent same-store expense growth. Weighted average same-store physical occupancy decreased by 10 basis points sequentially to 96.7 percent.

Year-to-date, for the nine months ended September 30, 2017, total revenue increased by $26.1 million or 3.6 percent, to $742.9 million. This increase was primarily attributable to growth in revenue from same-store communities and stabilized, non-mature communities.

Year-to-date, for the nine months ended September 30, 2017, same-store NOI increased 4.0 percent year-over-year and was driven by same-store revenue growth of 3.9 percent and a 3.6 percent increase in same-store expenses. Weighted average same-store physical occupancy was 96.8 percent as compared to 96.5 percent in the prior year period. The year-to-date annualized rate of turnover was 52.8 percent, representing a 130 basis point decrease year-over-year.

Summary of Same-Store Results YTD 2017 versus YTD 2016

Region	Revenue Growth	Expense Growth/ (Decline)	NOI Growth	% of Same-Store Portfolio[1]	Same-Store Occupancy[2]	Number of Same-Store Homes[3]
West	4.5%	4.6%	4.5%	41.0%	96.4%	11,961
Mid-Atlantic	2.8%	(1.0)%	4.6%	23.9%	97.1%	9,629
Northeast	3.1%	9.7%	0.5%	17.6%	97.1%	3,493
Southeast	5.0%	1.7%	6.5%	13.2%	96.9%	7,683
Southwest	4.4%	6.3%	3.3%	4.3%	96.7%	2,923
Total	**3.9%**	**3.6%**	**4.0%**	**100.0%**	**96.8%**	**35,689**

[1] Based on YTD 2017 NOI.
[2] Weighted average same-store physical occupancy for YTD 2017.
[3] During the nine months, 35,689 apartment homes were classified as same-store. The Company defines YTD SS Communities as those communities stabilized for two full consecutive calendar years. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.

Casualty/Hurricane Impact

The Company incurred $2.2 million in casualty-related charges, primarily due to hurricane damages in its Florida markets, all of which was added back to FFOA per share. Damages were minor and primarily comprised of general cleanup, landscaping, and repairs for water intrusions and roofing.

Development and Redevelopment

At the end of the third quarter, the Company's development pipeline totaled $975.6 million, consisting of $165.1 million of completed, non-stabilized development projects and $810.5 million of under-construction development projects of which $595.1 million had been funded, leaving $215.4 million to be funded. The $810.5 million of under-construction development projects are scheduled to commence leasing in 2017 and 2018. The development pipeline is currently expected to produce a weighted average spread between stabilized yields and current market cap rates of 150 to 200 basis points.

Developer Capital Program

At the end of the third quarter, the Company's Developer Capital Program (the "Program", "DCP") investment, including accrued return, totaled $273.0 million. Activity during the quarter consisted of:

- The West Coast Development Joint Venture ("WCDJV") sold 8th & Republican, a 211-home community located in Seattle for $101.3 million. In conjunction with the sale, the Company recorded a GAAP gain of $2.4 million.

- The Company provided a funding commitment of $55.6 million for 1200 Broadway, a 313-home development community located in Nashville, TN. The community will also contain nearly 65,000 square feet of office space and will be anchored by a 41,000 square foot Whole Foods.

Activity subsequent to quarter end consisted of:

- The Company purchased Steele Creek, a 218-home apartment community located in Denver, CO, for $141.5 million. Prior to purchasing Steele Creek, the Company had provided $93.5 million in construction financing to the developer of Steele Creek and was entitled to 50 percent upside participation beyond all-in construction cost upon sale of the community. The Company's upside participation totaled $14.9 million. Steele Creek is located in the upscale Cherry Creek submarket of Denver and contains expansive, high-end amenities including a roof-top pool and approximately 17,000 square feet of well-located, ground-floor retail space. At purchase, average revenue per occupied home was $3,346.

- The WCDJV entered into a contract to sell Katella Grand I, a 399-home community located in Anaheim, CA for $148.0 million. The sale is expected to close during the fourth quarter of 2017, subject to customary closing conditions.

Further details are available on Attachment 12(B) of the Company's third quarter Supplemental Financial Information.

Capital Markets and Balance Sheet

At September 30, 2017, the Company had approximately $851.1 million in availability through a combination of cash and undrawn capacity on its credit facilities.

The Company's total indebtedness at September 30, 2017 was $3.7 billion. The Company ended the quarter with fixed-rate debt representing 86.9 percent of its total debt, a total blended interest rate of 3.7 percent and a weighted average maturity of 4.8 years. The Company's leverage was flat year-over-year at 33.5 percent, its net debt-to-EBITDA was 5.4x versus 5.3x a year ago and its fixed charge coverage ratio was 4.8x versus 4.7x a year ago.

Dividend

As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the third quarter of 2017 in the amount of $0.31 per share. The dividend will be paid in cash on October 31, 2017 to UDR common stock shareholders of record as of October 10, 2017. The third quarter 2017 dividend will represent the 180th consecutive quarterly dividend paid by the Company on its common stock.

On an annualized declared basis, the Company's $1.24 per share 2017 dividend represents a 5 percent increase versus 2016.

Outlook

For the fourth quarter of 2017, the Company has established the following earnings guidance ranges:

Net income per share	$0.11 to $0.13
FFO per share	$0.46 to $0.48
FFO as Adjusted per share	$0.47 to $0.49
AFFO per share	$0.42 to $0.44

For the full-year 2017, the Company has revised its previously provided earnings guidance ranges:

	Updated Guidance	Prior Guidance
Net income per share	$0.29 to $0.31	$0.31 to $0.36
FFO per share	$1.83 to $1.85	$1.83 to $1.87
FFO as Adjusted per share	$1.86 to $1.88	$1.84 to $1.88
AFFO per share	$1.71 to $1.73	$1.69 to $1.73

For the full-year 2017, the Company has revised its previously provided same-store growth guidance ranges:

	Updated Guidance	Prior Guidance
Revenue	3.50% to 3.90%	3.25% to 4.00%
Expense	3.10% to 3.60%	2.50% to 3.50%
Net operating income	3.60% to 4.20%	3.50% to 4.25%

Additional assumptions for the Company's fourth quarter and full-year 2017 guidance can be found on Attachment 15 of the Company's third quarter Supplemental Financial Information. A reconciliation of FFO per share, FFO as Adjusted per share and AFFO per share to GAAP Net income per share can be found on Attachment 16(D) of the Company's third quarter Supplemental Financial Information. Non-GAAP financial measures and other terms, as used in this earnings release, are defined and further explained on Attachments 16(A) through 16(D), "Definitions and Reconciliations," of the Company's third quarter Supplemental Financial Information.

Supplemental Information

The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company which is available on the Company's website at ir.udr.com.

Conference Call and Webcast Information

UDR will host a webcast and conference call at 1:00 p.m. Eastern Time on October 31, 2017 to discuss third quarter results. The webcast will be available on UDR's website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software.

To participate in the teleconference dial 877-705-6003 for domestic and 201-493-6725 for international. A passcode is not necessary.

A replay of the conference call will be available through November 30, 2017, by dialing 844-512-2921 for domestic and 412-317-6671 for international and entering the confirmation number, 13671569, when prompted for the passcode.

A replay of the call will be available for 30 days on UDR's website at ir.udr.com.

Full Text of the Earnings Report and Supplemental Data

Internet -- The full text of the earnings report and Supplemental Financial Information will be available on the Company's website at ir.udr.com.

Mail -- For those without Internet access, the third quarter 2017 earnings report and Supplemental Financial Information will be available by mail or fax, on request. To receive a copy, please call UDR Investor Relations at 720-348-7762.

Forward Looking Statements

Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, unfavorable changes in the apartment market, changing economic conditions, the impact of inflation/deflation on rental rates and property operating expenses, expectations concerning availability of capital and the stabilization of the capital markets, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule, expectations on job growth, home affordability and demand/supply ratio for multifamily housing, expectations concerning development and redevelopment activities, expectations on occupancy levels and rental rates, expectations concerning the joint ventures with third parties, expectations that technology will help grow net operating income, expectations on annualized net operating income and other risk factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

About UDR, Inc.

UDR, Inc. (NYSE:UDR), an S&P 500 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate properties in targeted U.S. markets. As of September 30, 2017, UDR owned or had an ownership position in 50,127 apartment homes including 2,935 homes under development or in its Developer Capital Program. For over 45 years, UDR has delivered long-term value to shareholders, the best standard of service to residents and the highest quality experience for associates. Additional information can be found on the Company's website at ir.udr.com.